December 18, 2024

Brian K. Meyers
Executive Vice President, Chief Financial Officer and Treasurer
Lincoln Educational Services Corp
14 Sylvan Way, Suite A
Parsippany, NJ 07054

       Re: Lincoln Educational Services Corp
           Registration Statement on Form S-3
           Filed December 12, 2024
           File No. 333-283768
Dear Brian K. Meyers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Michele F. Vaillant, Esq.